April 29, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Eric Envall

Re:	FB Financial Corporation
Registration Statement on Form S-4
File No. 333-237416
Dear Mr. Envall:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, FB Financial Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated to Friday, May 1, 2020, at 4:00 P.M., or as soon thereafter as practicable.
Please contact the undersigned (615-370-2763 or bsims@firstbankonline.com) or Nick Demmo of Wachtell, Lipton, Rosen & Katz (212-403-1381 or ngdemmo@wlrk.com) with any questions you may have concerning this request.

Very truly yours,

FB FINANCIAL CORPORATION

By:	/s/ Beth Sims
Beth Sims
General Counsel and Corporate Secretary